Exhibit (a)(5)(F)

Frequently Asked Questions Regarding Fairchild’s Announcement on January 5, 2016

1.	What did we announce?

•	Fairchild announced that its board of directors, after consultation with its legal and financial advisors, has determined that a revised unsolicited proposal from China Resources Microelectronics Limited and Hua Capital Management Co., Ltd. to acquire Fairchild for $21.70 per share in cash would reasonably be expected to result in a “superior proposal” as defined in the company’s Agreement and Plan of Merger with ON Semiconductor.

2.	Does this mean we will be purchased by China Resources and Hua Capital instead of by ON Semiconductor?

•	No, all we announced today is that our board believes the revised proposal from China Resources and Hua Capital would reasonably be expected to result in a “superior proposal,” which has a specific legal meaning defined in the ON merger agreement.

•	The board’s determination allows Fairchild to take certain actions, including engaging in discussions with China Resources and Hua Capital, while the ON merger agreement continues in effect.

•	In order for the company to enter into a definitive agreement with China Resources and Hua Capital, the board of directors would need to determine that such an agreement is in fact a “superior proposal.”

3.	Does the ON Semiconductor agreement remain in place given that the board has determined the China Resources and Hua Capital offer would reasonably be expected to lead to a superior proposal?

•	Yes, the Agreement and Plan of Merger with ON Semiconductor remains in place, integration planning is ongoing, and our board has not changed its recommendation in support of that agreement, nor is the board of directors making any recommendation with respect to the proposal from China Resources and Hua Capital.

4.	What would being acquired by China Resources and Hua Capital mean for Fairchild’s employees? How would it differ from being acquired by ON Semiconductor?

•	The Agreement and Plan of Merger with ON Semiconductor remains in place and our board has not changed its recommendation in support of that agreement.

•	It would not be appropriate to speculate at this time.

•	We do not know whether or not any transaction with China Resources and Hua Capital will be agreed to.

•	Any decision regarding a potential transaction with China Resources and Hua Capital will be made by the board of directors after continued careful consideration.

5.	When will discussions with China Resources and Hua Capital begin and how long do you expect the process will take?

•	No specific timetable has been set; however, the board and its advisors will seek to conduct the process in an expedient manner. We will continue to provide updates through our press releases and filings with the U.S. Securities and Exchange Commission. You can view our SEC filings by visiting the SEC’s website at http://www.sec.gov (click on the blue “Search EDGAR” box and enter “FCS” in the “Fast Search” box).

6.	What will ON Semiconductor do next? Do you think ON Semiconductor will improve its offer?

•	It would not be appropriate to speculate at this time.

•	It is important to note that our Agreement and Plan of Merger with ON Semiconductor remains in place and our board has not changed its recommendation in support of that agreement at this time, nor is the board of directors making any recommendation with respect to the proposal from China Resources and Hua Capital.

7.	What do I do if I’m contacted by a member of the press about the transaction?

•	As is very typical in these situations, you may receive inquiries from external parties. It is important that we speak with one voice. Please forward any media inquiries to Dan Janson at daniel.janson@fairchildsemi.com.

8.	What are the board’s and management’s primary messages for employees to take away in the context of these actions and related news events?

•	Although these events can be distracting, we all need to continue focusing on our jobs and creating value for customers. Any decision regarding a potential transaction with China Resources and Hua Capital will be made by the board of directors after continued careful consideration.

•	We will continue to keep employees and the company’s other stakeholders informed throughout the process through the company’s SEC filings.

Important Information

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Fairchild. The solicitation and the offer to buy shares of Fairchild common stock has been made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that ON Semiconductor and Falcon Operations Sub, Inc. have filed with the SEC. In addition, Fairchild has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Fairchild and ON Semiconductor have mailed these documents to Fairchild’s stockholders. In addition, stockholders are able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov. Stockholders may also obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) by contacting Fairchild’s Investor Relations Department either by telephone at (207) 775-8660 or by e-mail at investor@fairchildsemi.com.

STOCKHOLDERS OF FAIRCHILD ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward-Looking Statements

This communication may contain “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 28, 2014 filed with the SEC as well as, among other things: (1) the ability to obtain the necessary regulatory approvals, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction and (4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.